

April 29, 2015

Peter McGoldrick
Chief Executive Officer
MetaSolutions, Inc.
34 Randall Avenue, Suite 100
Lynbrook, NY 11563

> **Re: MetaSolutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 17, 2015**
> **File No. 333-201719**

Dear Mr. McGoldrick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2015 letter.

General

1.   We have reviewed your response to prior comment 1. We continue to believe that the inclusion of the statement that contract sizes may range from $100,000 to $500,000 is inappropriate in the context of a development stage company when based solely upon the belief of your Chief Executive Officer and external software development team. Similar concerns exist on pages 25 and 34. Please revise or advise.

2.   The Tandy representations provided in your letter dated March 26, 2015 do not conform to the language in our letter dated February 23, 2015. Please provide conforming Tandy representations with your next amendment. Additionally, ensure that they are provided by an authorized company representative.

Prospectus Summary

About MetaSolutions, Inc., page 4

3.   We are unable to locate revisions to the escrow agreement filed as Exhibit 99.2.2 that are responsive to prior comment 5. Specifically, we note that Section 8 of the agreement still authorizes The Krueger Group, LLP to "retain all documents and/or things of value" until its expenses are paid. Please revise or advise.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or me at (202) 551-3730 with any other questions.

                        Sincerely,

                        /s/ Barbara C. Jacobs

                        Barbara C. Jacobs
                        Assistant Director

cc: Blair Krueger, Esq.
        Krueger LLP